

February 26, 2025

Cheung Po Lui
Chief Executive Officer
Acco Group Holdings Limited
Unit 2406, 24/F
Low Block, Grand Millennium Plaza
181 Queen's Road Central, Hong Kong

> **Re: Acco Group Holdings Limited**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted February 18, 2025**
> **CIK No. 0002038378**

Dear Cheung Po Lui:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 31, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Cover Page

1. In the fourth paragraph above the offering price table beginning "For the year ended June 30, 2023," you continue to state for the year ended June 30, 2024 that you declared dividend of US$1,969,578 instead of US$1,959,678 disclosed elsewhere. Please revise.

2. We note your revisions in response to prior comment 1 and reissue in full.

February 26, 2025
Page 2

Related Party Transactions, page 93

3.   We note your revised disclosure on page F-26 that Accolade IP Limited is related by
        common directors – Yuen Yuk, Hau and Cheung Po, Lui. However, this appears
        inconsistent with your disclosures regarding Accolade IP Limited on this page and on
        page 54. Please advise or revise.

Report of Independent Registered Public Accounting Firm, page F-2

4.   It appears your auditor should revise their report to include an explanatory paragraph
        stating that the previously issued financial statements have been restated for the
        correction of misstatements. Refer to paragraphs .9 and .16-.17 of AS 2820 and
        paragraph .18 of AS 3101. Please revise or advise.

5.   Given the totality of the revised amounts reported in this and the prior submission,
        along with revised/added disclosure in each, please have your auditors further explain
        to us why it is not appropriate to either dual date their report or revise the date of their
        report to a later date. If they believe dual dating is not appropriate, have them explain
        to us how they were able to verify all of the revisions made without performing
        additional audit procedures sufficient to revise the date of their report.

Consolidated Financial Statements, page F-3

6.   We note you restated your financial statements in response to prior comments 3 and 6.
        Please tell us why you have not labeled the affected statements as restated and provide
        the disclosure required under ASC 250-10-50-7, as applicable.

Consolidated Statements of Cash Flows, page F-6

7.   Refer to your response to prior comment 3. You state in the response and disclose on
        page 54 and in the non-cash investing and financing activities section of the cash
        flows statements that noncash dividends were declared and offset against balances
        among related parties. It appears the amount that was offset against balances among
        related parties is the unpaid balance of dividends payable for dividends declared as
        reported in the statements of changes in shareholders' equity. Please clarify for us and
        revise your disclosure as appropriate.

8.   Refer to your response to prior comment 4. Please tell us how the unpaid balance of
        dividends payable that was offset against related party balances in each of fiscal 2023
        and 2024 is reflected in the related party transactions and activities disclosed starting
        on pages 54 and F-26. That is, provide us with a schedule that shows the related party
        balances that were offset by the unpaid balance of dividends payable and the extent
        offset. Of the dividends declared in each of fiscal 2023 and 2024, tell us each related
        party for which a dividend was declared and the amount of the dividend. Revise your
        disclosures to make clear how unpaid dividends were applied to offset related party
        balances.

9.   Please explain to us your consideration of accounting for unpaid dividends declared
        and applied as an offset against related party balances as compensation expense. In
        doing so, tell us the intent of the dividends declared to related parties for which
        amounts were due to you from the related parties and the intent of the related parties
        to repay to you amounts they owed before dividends were declared to them.

Notes to the Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Cost of Revenues, page F-16

10.   Refer to your response to prior comment 6. Please disclose in this note that your cost of revenues includes costs associated with services performed by your employees and the types of those costs.

     Please contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Evan Ewing at 202-551-5920 with any other questions.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Trade & Services

cc: Yarona L. Yieh